Via EDGAR Submission

June 17, 2025

Office of Real Estate & Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Jeffrey Lewis
Shannon Menjivar
Stacie Gorman
Pam Long

Re: Globa Terra Acquisition Corp
Amendment No. 1 to Registration Statement on Form S-1
Filed May 14, 2025
File No. 333-286585

Dear Jeffrey Lewis, Shannon Menjivar, Stacie Gorman and Pam Long:

On behalf of Globa Terra Acquisition Corporation, a Cayman Islands exempted company (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated May 29, 2025, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on May 14, 2025. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 2 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the Staff’s comment and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1
Founders Shares, page 30

1.
We note your response to prior comment 6 and reissue. We note your disclosure on page 33 that there will be three different classes of sponsor units, with one unit further divided into Class B-1 and Class B-2 units. Please disclose the number of units that will be outstanding in each category and clarify why certain Class B units will be subject to forfeiture and others will not. Please also revise the cover page to clarify how many Class B-2 and Class C units will be held by the institutional Private Placement Investor and the sponsor non-managing members, and how many Class B-1 units and Class C Units will be held by your sponsor, officers, and directors. Finally, please confirm whether the institutional Private Placement Investor is an affiliate of the sponsor or a promoter.

Response:
The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement on the cover page and on pages 32 and 121 in response to the Staff’s comment.

*          *          *          *

If you have any questions regarding this submission, please contact Gil Savir at 212-318-6080.

Thank you for your time and attention.

Sincerely,
/s/ Gil Savir
Gil Savir
of PAUL HASTINGS LLP